FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2010

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

YPF Sociedad Anónima

TABLE OF CONTENTS

Item

1	English translation of letter to the Buenos Aires Stock Exchange regarding negotiable obligations issuance authorization, dated November 5, 2010.

Item 1

TRANSLATION
Buenos Aires, November 5, 2010

To the
Buenos Aires Stock Exchange
Re.: Negotiable obligations
issuance authorization

The purpose of this letter is to comply with the requirements of Chapter VII, Article 23 of the Regulations of the Buenos Aires Stock Exchange. We hereby inform you that the Board of Directors of the Company resolved, at its meeting held on November 5, 2010, to approve the issuance of an international series of negotiable obligations* for an amount of US$ 300,000,000 (Three hundred million US dollars) under our US$1 billion Global Negotiable Obligations Program, which was authorized by the National Securities Commission by resolution No. 15,896, dated June 5, 2008, and by the Shareholders’ General Ordinary and Extraordinary Meeting held on January 8, 2008. In addition, the Board’s approval includes the possibility of increasing the issuance amount up to US$ 600,000,000 (six hundred million US dollars).

Very truly yours,

By YPF S.A.

GUILLERMO REDA Market relations officer

*The negotiable obligations have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: November 8, 2010	By:	/s/ Guillermo Reda
	Name:	Guillermo Reda
	Title:	Chief Financial Officer